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                                    EXHIBIT E

                          Form of Letter from the Fund
         to Investors in connection with acceptance of offers of tender

                      MELLON OPTIMA L/S STRATEGY FUND, LLC

   THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED ANY INTEREST IN THE FUND.

Dear Investor:

Mellon Optima L/S Strategy Fund, LLC (the "Fund") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal and the manner in which it is being distributed, in accordance with the tender offer.

Because you have tendered and the Fund has accepted your tender, a note is being held on your behalf by SEI Investments Management Corporation, the Fund's transfer agent (the "Note") entitling you to receive, in accordance with the terms of the tender offer, an initial payment of either: (a) 95% of the estimated unaudited net asset value of your requested amount, determined as of December 31, 2010 (for Investors who tender greater than a 95% portion of their entire Interest) or (b) 100% of the estimated unaudited net asset value of your requested amount, determined as of December 31, 2010 (for Investors who tender equal to or less than a 95% portion of their Interest) (each, an "Initial Payment"). The Initial Payment shall be credited directly to your investment management or custody account with BNY Mellon Wealth Management ("BMWM"), if you have a BMWM investment management or custody account by approximately January 31, 2011. If you do not have a BMWM investment management or custody account, the Initial Payment will be mailed to you directly at the mailing address listed in the Fund's records.

The terms of the Note also provide that a contingent payment representing the excess, if any, of: (a) the net asset value as of December 31, 2010 of the Interest so tendered and accepted, as such value may be adjusted based on the audit of the Fund's financial statements as of March 31, 2011, over (b) the Initial Payment. The contingent portion will be paid (subject to audit adjustment) within approximately ten days after the conclusion of the March 31, 2011 fiscal year-end audit, or on such earlier date as the Fund's Directors may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2011. The contingent payment, if any, shall be credited directly to your BMWM investment management or custody account or mailed directly to you if you do not have a BMWM investment management or custody account. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered by the investor and accepted but held back by the Fund.

Should you have any questions, please feel free to contact the Fund's investment adviser, Mellon Hedge Advisors LLC, at (877) 257-0004.

Sincerely,

Mellon Optima L/S Strategy Fund, LLC

Enclosure